

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. William George
Chief Financial Officer
Comfort Systems USA, Inc.
675 Bering Drive, Suite 400
Houston, Texas  77057

>        **RE:    Comfort Systems USA, Inc.**
>                 **Form 10-K for the Year Ended December 31, 2014**
>                 **Filed February 26, 2015**
>                 **File No. 1-13011**

Dear Mr. George:

        We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

<u>Consolidated Financial Statements</u>

<u>2. Summary of Significant Accounting Policies, page 54</u>
<u>Recoverability of Goodwill and Identifiable Intangible Assets, page 58</u>

1.      We note your disclosures that you segregate your operations into reporting units based on the degree of operating and financial independence of each unit and your related management of them and perform your annual goodwill impairment testing at the reporting unit level.  Please confirm to us, and clarify in future filings, that your reporting units are your operating segments or one level below your operating segments as required by ASC 350-20-20 and 350-35-36.  If that is not accurate, please explain to us how you concluded the identification of your reporting units is appropriate.

<u>Segment Disclosure, page 61</u>

2.      We note your disclosures that your activities are within the mechanical services industry, which is the single industry segment you serve, each operating subsidiary represents an operating segment, and these segments have been aggregated, as the operating units meet all of the aggregation criteria.  We also note you appear to have 37 operating units. Please demonstrate to us how you determined the aggregation of your operating segments is appropriate and complies with ASC 280-10-50-11.  Also, please tell us how you determined no service line revenue disclosures are required by ASC 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction